Fund Administration Fee Schedule Exhibit A

Name Of Series	Date Added
Paradigm Value Fund	December 31, 2002
Paradigm Opportunity Fund	December 31, 2004
Paradigm Select Fund	December 31, 2004
Paradigm Intrinsic Value Fund	December 31, 2007

Annual fee based upon average assets:

The greater of $100,000 for the fund complex minimum, or; 7 basis points on first $200 million for the fund complex 5 basis points on next $500 million for the fund complex 3 basis points on the balance for the fund complex.

Minimum monthly fee per fund: $2,000*

Plus out-of pocket expense reimbursements, including but not limited to:

Proxies Special reports

Printing of Annual Prospectus, SAI, Annual and Semi-Annual Reports Federal and state regulatory filing fees Certain insurance premiums Expenses from board of trustees meetings Auditing expenses Legal expenses

Fees and out-of-pocket expense reimbursements are billed monthly

*Minimum monthly fee per fund waived for a period of 12 months effective July 1, 2010.